Mail Stop 4561
Via Fax (212) 355-9055

September 5, 2008

Wilbert Knol
Interim Chief Financial Officer
Playlogic Entertainment, Inc.
747 Third Avenue, Suite 22A
New York, NY 10017

> **Re:** **Playlogic Entertainment, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed on March 28, 2008**
> **Form 10-QSB for the Quarter Ended March 31, 2008 and June 30, 2008**
> **Form 8-K filed on October 30, 2008**
> **File No. 000-49649**

Dear Mr. Knol:

We have reviewed your response letter dated August 21, 2008 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 17, 2008.

Form 10-KSB for the fiscal year ended December 31, 2007

Item 8A. Disclosure Controls and Procedures

1. Please refer to prior comment 2. With regards to your revision to include Management's Report on Internal Control Over Financial Reporting on page 26 of Form 10-KSB/A filed on August 21, 2007, we note that you have included only a portion of the definition of internal control over financial reporting with your report pursuant to Rule 13a-15(f) under the Exchange Act. Please revise to either (1) include the entire definition or (2) just include a reference to the rule

provision.

2.   Also, please amend to provide the disclosure required by Item 308(T)(a)(4) of Regulation S-B. In this regard, we note that your registered accounting firm did not provide an attestation report.

3.   We note from your response to prior comment 3 that the Company's failure to include management's report on Internal Control over Financial Reporting in the annual report did not impact the Company's conclusions regarding the effectiveness of disclosure controls and procedures as of December 31, 2007. Please note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) of the 1934 Exchange Act indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In this regard, please note that, as discussed in Compliance and Disclosure Interpretation 115.02 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, the failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the Company not timely or current in its 1934 Exchange Act Reporting. In light of these facts, we do not believe you could conclude that your disclosure controls and procedures were effective as of the end of the fiscal year. Please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year).

Form 8-K filed on October 30, 2007

4.   We note from your response to prior comment 7 that the Company engaged its current auditor, Cordovano and Honeck LLP, to re-audit the 2005 financial statements and the Company planned to file an amended 2006 Form 10-KSB by the end of August 2008. Please update us as to the status of the re-audit and when the Company plans to file the amendment.

5.   Following your receipt of our letter dated November 5, 2007, the Company had discussions with the Staff where you indicated that the issue with S.W. Hatfield had been resolved. You further indicated that you obtained a newly signed audit report for the 2005 financial statements from your prior auditors. During this conversation, the Staff instructed the Company to file a Form 8-K/A to disclose such resolution. Please tell us why you have not file the amended Form 8-K. In this regard, tell us why you have engaged your current auditors to re-audit the 2005 financial statements and please clarify whether you obtained a newly signed audit report from your prior auditors, as you previously represented. If so, please amend the Form 8-K as previously instructed.

Form 10-Q for the Quarter Ended June 30, 2008

Item 4. Controls and Procedures, page 19

6.   We note your disclosures on page 19 where you indicate that management concluded that the Company's disclosure controls and procedures were effective as of "September 30, 2007." Please revise to disclose management's conclusions regarding the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the report (June 30, 2008) pursuant to Item 307 of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief